Exhibit 4.10.1

First Amendment to Amended and Restated Credit Agreement and Guaranty

This First Amendment to Amended and Restated Credit Agreement and Guaranty, dated as of April 20, 2023 (this “First Amendment”), is entered into by and among TRINITY BIOTECH, INC., a Delaware corporation (“U.S. Holdings”), FITZGERALD INDUSTRIES INTERNATIONAL, INC., a Delaware corporation (“U.S. Fitzgerald”), CLARK LABORATORIES, INC. (d/b/a Trinity Biotech (USA)), a New York corporation (“U.S. Clark”), BIOPOOL U.S., INC., a Delaware corporation (d/b/a Trinity Biotech Distribution), (“U.S. Biopool”), PRIMUS CORPORATION, a Missouri corporation (“U.S. Primus”), MARDX DIAGNOSTICS, INC., a California corporation (“U.S. Mardx”), IMMCO DIAGNOSTICS, INC., a Delaware corporation (“U.S. Immco” and together with U.S. Holdings, U.S. Fitzgerald, U.S. Clark, U.S. Biopool, U.S. Primus and U.S. Mardx, each a “Borrower” and collectively, the “Borrowers”), the Guarantors party hereto, the Lenders party hereto and PERCEPTIVE CREDIT HOLDINGS III, LP, a Delaware limited partnership, as Lender and as administrative agent for the Lenders (in such capacity, together with its successors and assigns, the “Administrative Agent”).

Recitals

Whereas, the Borrowers, the Guarantors from time to time party thereto, the Lenders and the Administrative Agent are parties to that certain Amended and Restated Credit Agreement and Guaranty, dated as of February 21, 2023 (the “Existing Credit Agreement”; the Existing Credit Agreement, as amended by this First Amendment, the “Credit Agreement”);

Whereas, Borrowers have requested that the Administrative Agent and the Lenders agree to amend certain provisions of the Existing Credit Agreement; and

Whereas, the Administrative Agent and the Lenders are willing to make such amendments to the Existing Credit Agreement as are further described herein, in accordance with and subject to the terms and conditions of this First Amendment.

Now, Therefore, in consideration of the premises and the mutual covenants and the agreements herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
Definitions

Section 1.1.          Certain Definitions.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Existing Credit Agreement.

ARTICLE II
Amendment

Section 2.1.          Amendments to Existing Credit Agreement.  Upon satisfaction of the conditions set forth in Article IV hereof, the Existing Credit Agreement is hereby amended as follows:

(a)          Section 1.01 of the Existing Credit Agreement is hereby amended by amending the following definitions as set forth below:

““Borrower” and “Borrowers” have the meanings set forth in the introduction hereto; provided that upon the completion of the Fitzgerald and Benen Sale, U.S. Fitzgerald shall no longer be a Borrower hereunder.”

““Guarantor” means (a) initially, Parent and each Subsidiary of Parent listed as a Guarantor on the signature pages hereto and (b) any other Subsidiary of Parent joined as a Guarantor from time to time pursuant to Section 8.11; provided that upon the completion of the Fitzgerald and Benen Sale, Benen Trading Limited shall no longer be a Guarantor hereunder.”

““Irish Obligor” means an Obligor incorporated or organized under the laws of Ireland; provided that upon the completion of the Fitzgerald and Benen Sale, Benen Trading Limited shall no longer be an Irish Obligor hereunder.”

(b)          Section 1.01 of the Existing Credit Agreement is hereby further amended by adding the following defined term in appropriate alphabetical order:

““Fitzgerald and Benen Sale” means the sale by (a) U.S. Holdings of all of the Equity Interests of U.S. Fitzgerald to Biosynth International Inc. and (b) Parent and Trinity Biotech Manufacturing Limited of all of the Equity Interests of Benen Trading Limited to Aalto Bio Holdings Limited, for an aggregate purchase price of approximately $30,000,000, subject to adjustment.”

(c)          Section 3.03(a) of the Existing Credit Agreement is hereby amended by adding the below at the conclusion thereof:

“provided, that notwithstanding the foregoing to the contrary, the applicable Prepayment Premium for any mandatory prepayment pursuant to Section 3.03(b)(iv) shall be the amount specified therein.”

(d)          Section 3.03(b) of the Existing Credit Agreement is hereby amended by adding a new Section 3.03(b)(iv) at the conclusion thereof as follows:

“(iv)          In the event U.S. Holdings and Parent consummate the Fitzgerald and Benen Sale, the Obligors shall repay the Obligations in an amount equal to $10,050,000, plus a Prepayment Premium in an amount equal to $904,500, plus any accrued interest (including interest on the amount of the principal being prepaid) due and payable on the date of the Fitzgerald and Benen Sale.”

(e)          Section 4.01 of the Existing Credit Agreement is hereby amended by adding the following paragraph at the conclusion thereof as follows:

“Notwithstanding any of the foregoing to the contrary, any proceeds received by the Obligors in connection with the Fitzgerald and Benen Sale shall be applied as set forth in Section 3.03(b)(iv).”

(f)          Section 8.16 of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

“Section 8.16             Minimum Net Revenue.  As of the end of the fiscal quarter ended June 30, 2023, and each fiscal quarter thereafter, Parent and its Subsidiaries shall maintain, on a consolidated basis, Net Revenue for the twelve (12) month period most recently ended on such date of not less than the amount set forth in the table below:

Twelve-Month Period Ended	Minimum Net Revenue
June 30, 2023	$55,800,000
September 30, 2023	$61,000,000
December 31, 2023	$67,800,000
March 31, 2024	$74,400,000
June 30, 2024	$76,900,000
September 30, 2024	$78,300,000
December 31, 2024	$78,300,000
March 31, 2025	$80,800,000
June 30, 2025	$83,200,000
September 30, 2025	$85,700,000
December 31, 2025	$88,200,000”

(g)          Section 9.09 of the Existing Credit Agreement is hereby amended by (i) deleting the word “and” at the end of Section 9.09(i), (ii) deleting the “.” at the end of Section 9.09(j) and replacing it with “; and” and (iii) by adding a new Section 9.09(k) at the conclusion thereof as follows:

“(k)          the Fitzgerald and Benen Sale.”

(h)          Schedule 7.13A of the Existing Credit Agreement is hereby replaced by the schedule attached hereto as Exhibit A.

Section 2.2.          Approval of Guaranty.  As the sole Lender, Lender approves the continuation of the Guaranty of Lease, dated as of July 16, 2009 (the “Lease Guaranty”) until May 31, 2024, by Parent of the obligations of tenant under the lease for the premises consisting of Suite 1A North located at 30 Sudbury Road, Acton Massachusetts (the “Lease”), following the completion of the sale by U.S. Holdings of all of the Equity Interests of U.S. Fitzgerald to Biosynth International Inc., pursuant to which Biosynth International Inc. or one of its affiliates will become the tenant under the Lease; provided that Biosynth International Inc. and its affiliates shall indemnify Parent for any amounts paid pursuant to the Lease Guaranty.

ARTICLE III
Representations and Warranties

Section 3.1.          Representations and Warranties.  In order to induce the Administrative Agent and the Lenders to enter into this First Amendment, each Obligor hereby represents and warrants to the Administrative Agent and the Lenders as follows:

(a)          After giving effect to this First Amendment, the representations and warranties of the Obligors contained in Article 7 of the Credit Agreement and in each other Loan Document shall be true and correct in all material respects on and as of the date hereof; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(b)          The execution, delivery and performance of this First Amendment has been duly authorized by all necessary corporate action on the part of, and duly executed and delivered by, each Obligor.

(c)          No Default or Event of Default has occurred and is continuing or shall occur and be continuing immediately after giving effect to this First Amendment.

ARTICLE IV
Effectiveness

Section 4.1.          Effectiveness.  This First Amendment shall be effective upon receipt by the Administrative Agent and the Lenders of executed counterparts of this First Amendment duly executed and delivered by each Obligor.

ARTICLE V
Miscellaneous

Section 5.1.          Reference to and Effect on the Loan Documents.

(a)          This First Amendment constitutes a Loan Document.  On and after the date hereof, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement after giving effect to this First Amendment.

(b)          Except as specifically set forth in this First Amendment, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

Section 5.2.          Headings.  The headings in this First Amendment are included for convenience of reference only and will not affect in any way the meaning or interpretation of this First Amendment.

Section 5.3.          Governing Law.  This First Amendment, and all questions concerning the construction, validity, enforcement and interpretation of the First Amendment shall be governed by and construed and enforced in accordance with the internal laws of the State of New York.

Section 5.4.          Counterparts.  This First Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same First Amendment.  Delivery of an executed counterpart of this First Amendment by facsimile, DocuSign or a scanned copy by electronic mail shall be equally as effective as delivery of an original executed counterpart of this First Amendment.

Section 5.5.          Severability.  If any term or other provision of this First Amendment is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this First Amendment will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this First Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 5.6.          Binding Effect.  This First Amendment will be binding upon and inure to the benefit of and is enforceable by the respective successors and permitted assigns of the parties hereto.

Section 5.7.          Incorporation of Sections 13.10 and 13.11 of the Existing Credit Agreement.  The provisions set forth in Sections 13.10 (Jurisdiction, Service of Process and Venue) and 13.11 (Waiver of Jury Trial) of the Existing Credit Agreement shall apply to this First Amendment in all respects.

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In Witness Whereof, the parties hereto have caused this First Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

Borrowers:

Trinity Biotech, Inc.
Fitzgerald Industries International, Inc.
Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA))
Biopool U.S., Inc. (d/b/a Trinity Biotech Distribution)
Primus Corporation
MarDx Diagnostics, Inc.
IMMCO Diagnostics, Inc.

By: /s/ Aris Kekedjian
      Name: Aris Kekedjian
      Title: President

Signature Page to
First Amendment to Amended and Restated Credit Agreement and Guaranty

Guarantors:

Trinity Biotech plc

By: /s/ John Gillard
Name: John Gillard
Title: Director

Trinity Research Limited

By: /s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Financial Services Limited

By: /s/ John Gillard
Name: John Gillard
Title: Director

Benen Trading Limited

By: /s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Manufacturing Limited

By: /s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Manufacturing Services Limited

By: /s/ John Gillard
Name: John Gillard
Title: Director

Signature Page to
First Amendment to Amended and Restated Credit Agreement and Guaranty

Trinity Biotech (Joint Venture) Limited

By: /s/ John Gillard
Name: John Gillard
Title: Director

Phoenix Bio-tech Corp.

By: /s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: Director

Immco Diagnostics (Canada) Inc.

By: /s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: CEO

Nova Century Scientific Inc.

By: /s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: CEO

Signature Page to
First Amendment to Amended and Restated Credit Agreement and Guaranty

Administrative Agent and Lender:

Perceptive Credit Holdings III, LP,

By: Perceptive Credit Opportunities GP, LLC, its general partner

By: /s/ Sandeep Dixit
Name:  Sandeep Dixit
Title:    Chief Credit Officer

By: /s/ Sam Chawla
Name:  Sam Chawla
Title:    Portfolio Manager

Signature Page to
First Amendment to Amended and Restated Credit Agreement and Guaranty